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CIBT Subsidiary to Enhance Classroom Environment by Removing Textbooks

March 19th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Amex and TSX.V symbol: MBA) is pleased to report that its subsidiary, Sprott-Shaw Community College (“Sprott-Shaw”), announces that in an effort to improve the learning environment and latest information technology for its students,  Sprott-Shaw Community College is eliminating  textbooks in a number of its classes. As of September 2008, 11 of the private college’s courses in seven of its campuses have implemented a redesigned curriculum to engage students with a combination of technology-based materials and face-to-face classroom sessions. The college’s goal is to eliminate the need for up to 66,000 textbooks by 2014.

Sprott-Shaw has opted to redesign its curriculums to ensure that its classrooms offer progressive and more sustainable programs.. This initiative differs from other educational institutions that are utilizing e-books, by ensuring that Sprott-Shaw's curriculum is constantly updated and the information being taught is always current.

The redesigned curriculums include Internet-based research and computers are being used to replace textbooks.  Instructors are using Moodle, a free learning software that is accessible from any Internet browser. Moodle allows instructors to create customized interactive web sites to communicate and collaborate with students. It augments face-to-face classroom sessions with timely information rather than outdated textbooks.

“Eliminating textbooks allows our instructors to use the interactive richness of the Internet to bring curriculum alive in ways that textbooks are not able to,” says Dean Duperron, president of Sprott-Shaw Community College. “It also allows the college to have a smaller carbon footprint and reduces the destruction of precious trees.”

According to CafeScribe, a technology company dedicated to helping people share knowledge more efficiently, the average college student buys more than a tree's worth of textbooks during the course of a school year. Using digital textbooks rather than their more expensive counterparts would save nearly 50,000 sheets of paper per student -- enough to preserve six trees -- over the course of a four year program.

Statistics released from the Ministry of Advanced Education and Labour Market Development indicate that approximately 430,000 students were enrolled in public post-secondary institutions in B.C. in 2006-07. With students purchasing a minimum of one textbook per course, the environmental impacts as well as cost savings to students of moving to digital learning is paramount.

“We have received very positive feedback from students in the textbook-free courses,” says Duperron. “They love how easy it is to reach instructors and access information. They also appreciate not having to haul a lot of heavy textbooks to class each day.”

Sprott-Shaw is currently calling its eliminating textbooks initiative G2 Learning – Great Green Learning. The college will be launching a contest among its students to rename this initiative and will be accepting submissions as of March 1st.

To date, there have been approximately 400 enrollments for Sprott-Shaw courses without textbooks and more than 200 computers have been purchased for students to use in these courses. Sprott-Shaw plans to implement these courses in the rest of its campuses by the end of 2009. The college is also moving toward a program where students purchase computers for the same cost of textbooks.

About Sprott-Shaw Community College

As the oldest and largest private educational institute in Western Canada, Sprott-Shaw has been a leader in education on the West Coast. Its history of over 100 years has allowed it to establish a solid reputation with private businesses, government and individuals as a source of capable and reliable graduates. Sprott-Shaw operates over 50 campuses in British Columbia, Alberta, China and the Middle East offering more than 140 courses in more than 35 different programs across six faculties (Bachelor of Business Administration Degree, Nursing, Healthcare, Hospitality, Business, Trades and Administrative, as well as a wide variety of language programs)

About CIBT Education Group Inc.

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-888-865-0901 extension 318 * Email: info@cibt.net

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